551 Fifth Avenue · Suite 300 New York, NY 10176 Telephone: 212-297-9871 Facsimile: 866.422.0963 e-mail: jim.lusk@abm.com

James S. Lusk
Executive Vice President
and Chief Financial Officer
VIA EDGAR
September 15, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Cicely LaMothe, Accounting Branch Chief

Re:	ABM Industries Incorporated
Form 10-K for the year ended October 31, 2008
Filed December 22, 2008
Form 10-K for the year ended October 31, 2009
Filed December 22, 2009
Definitive Proxy Statement on Schedule 14A
Filed February 1, 2010
File No. 001-08929
Ladies and Gentlemen:
On behalf of ABM Industries Incorporated (the “Company” or “we”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing in a letter dated August 19, 2010. For your convenience, our responses are keyed to the comments in the Staff’s letter.
Form 10-K for the year ended October 31, 2009
Item 9A-Controls and Procedures, page 69
1.	Throughout the commenting process, you have identified several errors in your disclosures (i.e., related to the Summary Compensation Table, Schedule of Consolidated Valuation Accounts, and disclosure of the year in which a certain claim was settled). Please tell us what consideration you gave to reassessing your conclusion regarding the effectiveness of your disclosure controls and procedures as of October 31, 2009 and the results of that reassessment, if applicable.

ABM Industries Incorporated
September 15, 2010

Response:
We have concluded that it was not necessary to reassess our conclusion on the effectiveness of our disclosure controls and procedures as of October 31, 2009. As described in Item 9A “Controls and Procedures” of our Form 10-K for the fiscal year ended October 31, 2009, “there are inherent limitations in all control systems including the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.” The identified errors were comprised of (i) an inadvertent omission in a footnote disclosure related to our Summary Compensation Table, (ii) an immaterial reclassification adjustment in the Schedule of Valuation Accounts, and (iii) a typographical error in a footnote disclosure. We believe that such errors were the result of simple mistakes and did not, individually or in the aggregate, constitute a significant deficiency or material weakness in internal control over financial reporting and would not have changed the Company’s principal executive officer’s or principal financial officer’s conclusions about the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2009.
Definitive Proxy Statement on Schedule 14A filed February 1, 2010
Compensation Discussion and Analysis, page 11
Annual Cash Performance Incentive Payments, page 15
CEO Annual Cash Performance Incentive Payment, page 15
2.	We note your response to comment 8 in our letter dated May 11, 2010. Your response notes that in reviewing Mr. Slipsager’s performance objectives, the Compensation Committee and the CEO Committee focused on the financial performance of the Company, including financial metrics such as pre-tax operating profit, earnings per share and operating cash flow, and that based on your financial performance in these and other areas, it was determined that a rating of 97% achievement as it related to financial performance was appropriate. Please disclose the target and actual results for pre-tax operating profit, earnings per share and operating cash flow, and describe how achievement of these financial results led to the determination that a rating of 97% achievement as it related to financial performance was appropriate. You also state that in reviewing the non-financial objectives, the Compensation Committee and the CEO Committee determined that Mr. Slipsager had exceeded his non-financial objectives in the area of leadership, operational improvement, communication and Project Transform, noting in particular that the strength of his personal leadership and exceptional managerial abilities drove positive results across all divisions, despite the very challenging economic environment facing the Company in fiscal year 2009 and thus the Compensation Committee and the CEO Committee assigned a rating of 177% as it

ABM Industries Incorporated
September 15, 2010

related to the achievement of non-financial objectives. Please describe in greater detail these non-financial objectives and how Mr. Slipsager had exceeded his non-financial objectives. Please also explain how achievement of these non-financial objectives led to the determination that a rating of 177% was appropriate. Please provide this disclosure in future filings and tell us how you plan to comply.
Response:
Financial Performance Objectives
Mr. Slipsager’s 2009 fiscal year financial performance objectives included the following targets: pre-tax operating profit of $94.8 million, net income per common share from continuing operations of $1.10, and operating cash flow of $97.4 million. Actual results for fiscal year 2009 were: pre-tax operating profit of $92.1 million, net income per common share from continuing operations of $1.07, and operating cash flow of $140.9 million. As disclosed in the 2010 Proxy Statement, the Committee assigned weights of 50% each to CEO financial and non-financial objectives. However, the Compensation Committee did not assign weights to the specific financial objectives and did not use a strictly formulaic approach to determining the financially-based element of CEO cash incentive compensation.
In assessing Mr. Slipsager’s performance as it related to financial objectives, the Compensation Committee and the CEO Committee (collectively, the “Committees”) also took other factors into account. These factors related to the Company’s overall financial performance, as reflected in its net income from continuing operations for fiscal year 2009, as well as Mr. Slipsager’s assessment of the corporate financial performance of his executive team. With respect to fiscal year 2009, the Committees took into consideration the fact that the Company’s net income from continuing operations was $55.5 million, or 96% of the 2009 budget of $57.9 million and that Mr. Slipsager had assessed the performance of his executive team at 97%. After reviewing these elements of performance, the Committees, using their subjective judgment, concluded that the CEO’s accomplishments with respect to financial performance objectives corresponded to a 97% level of achievement.
Non-financial Performance Objectives
Mr. Slipsager’s fiscal year 2009 non-financial performance objectives included the areas of leadership, operational improvement, communication and Project Transform. Objectives relating to leadership included working collaboratively with the Board of Directors and continuing to develop and structure a strong senior leadership team. Objectives relating to operational improvement included responding with appropriate management action to the economic environment. The Committees assessed performance relating to leadership and operational improvement by reference to certain tasks, including Mr. Slipsager’s success in working with operational and staff executives

ABM Industries Incorporated
September 15, 2010

to develop their business acumen, leadership growth and leadership skills; his success in providing a positive “tone at the top”; his success in conducting an annual review of management and presenting a management development and succession plan to the Board; and his success in improving profitability despite recessionary pressures. In the area of communication, the objective was to strengthen awareness and coverage of ABM in the investment community. Finally, with respect to Project Transform, a far-reaching project designed to upgrade the Company’s information technology capabilities in multiple functional areas, non-financial performance objectives included overseeing the implementation of Project Transform and beginning the deployment of a new approach to the delivery of business solutions based on the foundation of end-to-end process management. No specific tasks or other criteria were assigned to measure the CEO’s attainment of the performance objectives relating to Project Transform.
The Committees used their subjective judgment in determining the extent to which the CEO met, did not meet or exceeded non-financial performance objectives. In assessing the degree to which the CEO met his non-financial performance objectives, the Committees reviewed Mr. Slipsager’s interaction with the Board of Directors during fiscal year 2009, noting the positive flow of information and discussions among the Board and the CEO. With respect to the performance objective relating to the development of a strong leadership team, the Committees reviewed Mr. Slipsager’s development of, and interactions with, various operational and staff executives, concluding that through his leadership skills, he was instrumental in the development of an effective senior management team which was able to effectively steer ABM through the challenging economic environment, and concluded that he had exceeded his objectives in this area as well. With respect to the objective relating to improving awareness and coverage of ABM in the investment community, the Committees reviewed the increase in analysts covering the Company, concluding that Mr. Slipsager had exceeded his objectives with respect to this non-financial performance objective. In reviewing the non-financial performance objective relating to Project Transform, the Committees believed that, on balance, the objectives relating to Project Transform were mission critical to the Company and therefore placed a greater emphasis on his success in achieving his performance objectives relating to Project Transform. In the Committees’ subjective judgment, success with respect to the implementation of Project Transform during fiscal year 2009 was crucial to providing a platform upon which to improve Company performance and overall competitiveness. In particular, the Committees believed that the nature of Project Transform was such that an unsuccessful launch of this project could have created significant operational issues for the Company. In assessing the CEO’s achievement of this non-financial performance objective, the Committees took note of the seamless implementation of Project Transform, and the fact that there had been no significant business disruptions associated with the implementation, notwithstanding the sweeping nature of the project, and concluded that the CEO had exceeded this non-financial performance objective as well. Taking into account its assessments of CEO performance in relationship to the non-financial performance objectives, the Committees believed that an overall rating of 177% was appropriate. As in the case of the assessment of the CEO’s achievement of his financial performance objectives, the Committees did not employ a specific formula to determine what rating to apply to the achievement of non-financial performance objectives.

ABM Industries Incorporated
September 15, 2010

In future filings, we will provide expanded disclosure as it relates to the CEO’s annual cash incentive compensation, in accordance with the detail provided in the narrative above, taking into consideration the particular structure of future performance objectives as it relates to CEO cash incentive compensation. In addition, we will also clarify in future filings, to the extent then-relevant, that specific formulas are not used in connection with the determination of CEO incentive cash compensation.
Fiscal Year 2009 Equity Incentives, page 20
3.	We note your response to comment 11 in our letter dated May 11, 2010. Your response notes that the exact number of performance shares, restricted stock units and stock options granted to NEOs is determined by the Committee based on considerations relating to external bench-marks and internal cost considerations as well as to the NEOs performance during the past year. Your response also notes that taking these factors into consideration, the Committee determined to grant the CEO equity in an aggregate amount equal to 100% of base salary, for Mr. Lusk equity in an aggregate amount equal to 50% of base salary, for Mr. McClure equity in an aggregate amount equal to 55% of base salary, for Mr. Zaccagnini an amount equal to 50% of base salary and for Ms. McConnell equity in an aggregate amount equal to 25% of base salary and that in each case, 50% of the equity grant was allocated to performance shares, 25% of the equity grant was allocated to restricted stock units and 25% was allocated to stock options. Please provide the relevant benchmarks and internal cost considerations used to determine the exact number of performance shares, restricted stock units and stock options granted to your NEOs. Additionally, explain how such benchmarks and internal cost considerations were used to determine the equity grant amounts for your NEOs. Finally, describe why 50% of the equity grant was allocated to performance shares, 25% of the equity grant was allocated to restricted stock units and 25% was allocated to stock options. Please provide this disclosure in future filings and tell us how you plan to comply.
Response:
First, it is relevant to note that the Compensation Committee does not apply a formulaic approach when determining the number of equity awards granted to individual NEOs. As discussed below, the Compensation Committee looks to a number of factors. As referenced in the Company’s response to comment 11 in your letter dated May 11, 2010, the Compensation Committee refers to external bench-marks. The bench-mark used by the Compensation Committee in connection with NEO equity grants is peer group practices, referencing the peer group described in the Company’s proxy statement. The Compensation Committee considers the 50th percentile of peer group practices, and takes

ABM Industries Incorporated
September 15, 2010

into account how equity grants to the Company’s NEOs compare to equity grants equal in size to the 50th percentile peer company awards extended to executives having similar roles to those of the Company’s NEOs. In its subjective judgment, the Compensation Committee believes that the 50th percentile signifies the “typical” award level in the external market, and is the appropriate measure by which to assess equity grants to the NEOs. However, the Compensation Committee also looks at the total mix of compensation (salary, cash bonus and long-term equity incentives) both by internal tier comparison and on an individual basis when it approves grants to the NEOs.
The Compensation Committee also considers the impact of compensation expense associated with equity grants in connection with its approval of equity grants because it considers share-based expense to be part of the Company’s internal cost structure. While the Committee considers both the information relating to peer group practices and the impact of compensation expense in determining equity grants to NEOs, it applies no exact formula when making determinations with respect to the number of equity grants it awards to NEOs. Instead, the Committee uses its subjective judgment to make grants which it believes are at levels that are appropriate to retain and motivate executive officers while maintaining acceptable levels of compensation expense. None of these factors has a pre-determined weight assigned to it. It was a combination of all of the factors described above that resulted in equity awards to the NEOs as described in the 2010 Proxy Statement, in percentages equal to 100% of base salary for Mr. Slipsager, 55% of base salary for Mr. McClure, 50% of base salary for each of Messrs. Lusk and Zaccagnini, and 25% of base salary for Ms. McConnell.
The allocation of 2009 equity awards between restricted stock units, performance shares and stock options was based on the Committee’s subjective determination that 75% of equity grants should be related to Company performance: e.g., in the case of performance shares, the shares would be earned if the Company met targets specified in the 2009 Performance Share Plan, and, in the case of stock options, the value of the stock option to the recipient of the award would ultimately be based on Company share price exceeding the exercise price of the option on the date of vesting. The Committee believed that this allocation serves to align the interests of the NEOs with shareholder interests. Exercising its subjective judgment, the Committee also believed that 25% of the equity grant should be in restricted stock units which vest on the basis of continuous service over a four year time period, thereby serving to strengthen executive retention and promote management continuity, objectives the Committee deems to be valuable contributors to the Company’s long-term success.
In future filings, we will provide expanded disclosure as it relates to equity grants to NEOs in accordance with the detail provided in the narrative above, taking into consideration the particular structure of future equity grants and the factors that the Compensation Committee believes relevant to its decision-making process at that time.
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ABM Industries Incorporated
September 15, 2010

On behalf of the Company, the undersigned hereby acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;
• Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
• The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to any of the information in this letter, you can telephone me at 212-297-9871. My fax number is 866-422-0963.
Sincerely,
/s/ James Lusk
James Lusk
Chief Financial Officer
ABM Industries Incorporated